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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A#1
                    Under the Securities Exchange Act of 1934



                                TEAM Mucho, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   87816D 10 2
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                                 (CUSIP Number)


                                  James Henson
                         150 East Gay Street, 24th Floor
                               Columbus, OH 43215
                                 (614) 246-2440
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 13, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box [ ]

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CUSIP No. 87816D 10 2
Page 2 of 6

1.       Names of Reporting Persons: Stonehenge Opportunity Fund, LLC
         S.S. or I.R.S. Identification No. of Above Persons (entities only):
         31-1674705

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [ ]
                  (b)      [ ]

3.       SEC Use Only

4.       Source of Funds:  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [ ]

6.       Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power:   2,970,370 shares

8.       Shared Voting Power:   0  shares

9.       Sole Dispositive Power: 2,970,370 shares

10.      Shared Dispositive Power:   0  shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,970,370 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [ ]

13.      Percent of Class Represented by Amount in Row (11):   36.8%

14.      Type of Reporting Person:  CO

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CUSIP No. 87816D 10 2
Page 3 of 6

ITEM 1.  Security and Issuer

         This statement relates to the common shares, no par value, of TEAM Mucho, Inc., an Ohio corporation (the "Issuer"), whose principal executive offices are located at 110 E. Wilson Bridge Road, Worthington, Ohio 43085.

ITEM 2.  Identity and Background

         (a) This statement is filed on behalf of Stonehenge Opportunity Fund, LLC, a Delaware limited liability company ("Stonehenge"). Pursuant to General Instruction C to Schedule 13D, the information required to be disclosed in Items 2-6 inclusive, is also being supplied for the following partners of Bluestone Investors, L.P., the managing member of Stonehenge ("Bluestone").

                  Bluestone Corporation
                  Ronald D. Brooks
                  Michael J. Endres
                  James J. Henson
                  Daniel J. Jessee
                  David R. Meuse
                  James V. Pickett
                  Brad L. Poshpichel

         (b) The business address for each of the following is 150 East Gay Street, 24th Floor, Columbus, Ohio 43215:
                  Stonehenge
                  Bluestone
                  Bluestone Corporation
                  Ronald D. Brooks
                  Michael J. Endres
                  James J. Henson
                  Daniel J. Jessee
                  David R. Meuse
                  James V. Pickett
                  Brad L. Poshpichel

         (c) The principal business of Stonehenge is to make corporate equity and mezzanine investments in small to medium sized companies principally in the Midwest.

                  Bluestone is an Ohio limited partnership.

                  Bluestone Corporation       General Partner of Bluestone

                  Ronald D. Brooks            Limited Partner in Bluestone; Shareholder
                                              and Director of Bluestone Corporation

CUSIP No. 87816D 10 2
Page 4 of 6

                  Michael J. Endres           Limited Partner in Bluestone; Shareholder
                                              and Director of Bluestone Corporation

                  James J. Henson             Limited Partner in Bluestone; Shareholder
                                              and Director of Bluestone Corporation

                  Daniel J. Jessee            Limited Partner in Bluestone; Shareholder
                                              and Director of Bluestone Corporation

                  David R. Meuse              Limited Partner in Bluestone; Shareholder
                                              and Director of Bluestone Corporation

                  James V. Pickett            Limited Partner in Bluestone; Shareholder
                                              and Director of Bluestone Corporation

                  Brad L. Poshpichel          Limited Partner in Bluestone; Shareholder
                                              and Director of Bluestone Corporation

         (d) During the last five years, none of Stonehenge, Bluestone, Bluestone Corporation nor any of the individuals listed in
                  Item 2(a) above have been convicted in a criminal proceeding.

         (e) During the last five years, none of Stonehenge, Bluestone, Bluestone Corporation nor any of the individuals listed in
                  Item 2(a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Each of the individuals listed in Item 2(a) above are United States citizens.

ITEM 3.           Source and Amount of Funds or Other Consideration

                  Stonehenge sold 10,000 shares of Class A Preferred Stock which are convertible into 148,148 shares of Issuer common stock. As additional consideration for the sale of the Preferred Shares, Stonehenge transferred warrants to purchase 148,148 shares of common stock to the purchaser.

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CUSIP No. 87816D 10 2
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ITEM 4.           Purpose of Transaction

                  Stonehenge sold the shares to a third party in a private transaction.

ITEM 5.           Interest in Securities of the Issuer

         (a) Stonehenge owns 600,000 shares of the Issuer's common stock, 80,000 shares of Class A Preferred Stock and has a warrant to buy an aggregate of 1,185,185 shares of common stock of the Issuer that are immediately exercisable, representing 36.8% of the outstanding common stock of the Issuer.

                  None of the individuals listed in Item 2(a) above own any shares of the Issuer's common stock.

         (b) Stonehenge has sole power to vote and dispose of the shares listed in (a) above.

         (c) Stonehenge has had no other transactions in the Issuer's common stock in the last sixty days.

                  None of the individuals listed in Item 2(a) above have had transactions in the Issuer's common stock in the last sixty days.

         (d)      N/A.

         (e)      N/A.
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CUSIP No. 87816D 10 2
Page 6 of 6

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Pursuant to the terms of the Securities Purchase Agreement, as long as Stonehenge owns a minimum of 5% of the common shares of the Issuer, on a fully diluted basis, Stonehenge will have the right to elect two members to the Issuer's Board of Directors.

ITEM 7.           Material to Be Filed as Exhibits

                  None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            STONEHENGE OPPORTUNITY FUND, LLC


DATED:  April 20, 2001                      By: Bluestone Investors, L.P.
                                            By: Bluestone Corporation,
                                                   General Partner


                                                By: /s/ James J. Henson
                                                   ----------------------------
                                                    James J. Henson, Principal